

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2021

Sze Hon, Johnson Chen
Chief Executive Officer
Magic Empire Global Limited
3/F, 8 Wyndham Street
Central, Hong Kong

>   **Re: Magic Empire Global Limited**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form F-1**
>   **Submitted October 8, 2021**
>   **CIK No. 0001881472**

Dear Mr. Chen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement submitted October 8, 2021

Cover Page

1.   Refer to your response to comment 1. Please revise the cover page to specify in the bullet points that governmental actions could "significantly limit or completely hinder" your ability to continue operations. and remove the sentence beginning "However, as we have no subsidiary, VIE structure . . ." in the seventh paragraph.

Corporate History and Structure, page 3

2.   Refer to your response to comment 11. Please revise your cover page to indicate that following this offering only 25% of your shares will be held by public shareholders.

Recent Regulatory Developments in the PRC, page 6

3.   Refer to your response to comment 3. Please specify in the summary and in your risk factors that the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, therefore, your assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

Other Corporate Governance matters, page 86

4.   Refer to your response to comment 9. Please revise this section, and make corresponding changes to the Cover Page and the Summary explicitly stating that even if you are not considered a "controlled company" under Nasdaq corporate governance rules, your directors, officers and principal shareholders holding [63.02%] or more of your shares and will be able to control its management and affairs.

 You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at (202) 551-3638 if you have questions regarding the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at (202) 551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Lawrence S. Venick, Esq.